Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
CHANGE IN COST REPORTING MEASURES	5
OPERATIONAL AND FINANCIAL HIGHLIGHTS	6
MINING OPERATIONS	7
ADVANCED PROJECTS	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	21
LIQUIDITY AND CAPITAL RESOURCES	23
TRANSACTIONS WITH RELATED PARTIES	25
CRITICAL ACCOUNTING ESTIMATES	25
CHANGES IN ACCOUNTING POLICIES	26
NEW ACCOUNTING STANDARDS	26
FINANCIAL INSTRUMENTS	26
SECURITIES OUTSTANDING	26
NON-GAAP MEASURES	26
INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
DISCLOSURE CONTROLS AND PROCEDURES	32
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	32
CAUTIONARY NOTE TO U.S. INVESTORS	35

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2019 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2018, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 15, 2019, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine (“Topia”) in the state of Durango and the Guanajuato Mine Complex (“GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato Mine, the San Ignacio Mine, and the Cata processing plant. The GMC produces silver and gold concentrate and is approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine produces concentrates containing silver, gold, lead and zinc.

On March 5, 2019, the Company acquired Beadell Resources Limited (“Beadell”), a gold mining company listed on the Australian Securities Exchange which operated Tucano. Tucano is part of an approximate 2,500 square kilometre land package which is highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. The Company believes Tucano has significant high potential in-mine and near-mine resource growth opportunities, in addition to multiple tenure-wide exploration targets.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and was acquired by the Company in June 2017. Coricancha was placed on care and maintenance by its previous owner in August 2013, and in July 2018 Great Panther filed a positive Preliminary Economic Assessment (“PEA”) in respect of the restart of Coricancha. The Company is currently undertaking a Bulk Sample Program (“BSP”, as further defined in the foregoing) to evaluate and confirm assumptions in the PEA. The completion of the BSP and a restart decision is expected in June 2019.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

SIGNIFICANT EVENTS

Acquisition of Tucano

On March 5, 2019, Great Panther completed the acquisition of 100% of the issued and outstanding shares of Beadell through the issuance of 103,593,043 Great Panther shares to Beadell shareholders (the "Acquisition"), representing approximately 38% of the post-acquisition issued and outstanding Great Panther shares and a share exchange ratio of 0.0619 Great Panther shares for each Beadell share. Concurrent with the completion of the Acquisition, Dr. Nicole Adshead-Bell, former CEO & Managing Director of Beadell, joined Great Panther's Board of Directors until March 28, 2019, when Dr. Adshead-Bell submitted her resignation.

On April 3, 2019, all holders of the Beadell senior secured debentures maturing on June 30, 2023, previously issued by Beadell (the “Debentures”) accepted the Company’s repurchase offer made under the terms of the indenture governing the Debentures upon a change of control. The repurchase was completed for an aggregate price of $10.5 million, plus accrued interest.

Following the closing of the Acquisition, the Company reviewed Beadell’s guidance and provides an update in the Outlook section.

Coricancha

During the quarter, the Company continued the BSP to further de-risk the project. The objective of the BSP is to confirm expectations regarding throughput, grades, and recoveries. The project has completed 160 metres of waste development and 449 metres of mineralized development, representing 100% of the planned BSP program. The development along the Constancia vein produced approximately 5,600 tonnes of mineralized material that has been stockpiled and represents about 93% of the total planned mineralized material for the BSP.

In late February 2019, upon initiation of movement of mineralized material from the mine down to the plant, issues in the design and current condition of the existing main 400 metre ore pass were discovered. It was determined that these issues would impact dilution and, consequently an alternate plan was developed to truck approximately 3,000 tonnes of the mined BSP material to the plant via a surface road.

The following are other key aspects of the BSP which have been completed to date:

•	Completion of refurbishment of the concentrator plant and surface facilities;
•	All concentrator facilities have been successfully tested;
•	Completion of rehabilitation of surface roads and underground mine rehabilitation;
•	Hiring of key personnel to execute the BSP and support a transition to full scale mining, should the Company make a decision to restart the mine;
•	Renewal of a surface rights agreement with a local community for the use of Coricancha’s tailings storage facility (“TSF”) until January 2028.

Due to the issues identified with the main ore pass, the Company now expects to process the BSP mineralized material by the end of the current month, complete the BSP and make a restart decision in June 2019. If a decision is made to restart operations, the Company plans to construct a new ore pass to efficiently handle the transfer of mineralized material from the mine to the plant. (Refer to the Outlook section and following Coricancha section for a further discussion of the Company’s project plans.)

Guanajuato Mine Complex

In the first quarter of 2019, the Company completed its restructuring efforts it commenced in September 2018 to lower costs and mitigate the impact of lower metal prices. Major elements of a multi-mine optimization strategy for 2019 include sourcing the entire production for GMC from the San Ignacio Mine and a focused exploration program for the Guanajuato Mine while temporarily suspending production. The objective of the exploration program is to outline in-situ blocks of higher-grade mineralization and to bring Guanajuato back into production in 2020. To date, the activities have included an extensive mine scale program of historical data review, geological mapping, rock sampling, and data compilation and interpretation which has outlined numerous targets for drill-hole testing.  Presently one drill rig is operating, and a second rig is being mobilized into the mine. Further cost reduction measures were also taken to lower fixed costs and overhead at GMC.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

Topia

Also included in the Company’s multi-mine optimization strategy in Mexico is the expansion of the Topia operation. The Company has commenced a processing plant expansion project to increase plant capacity to 300 tonnes per day which is expected to be completed by the end of the third quarter of 2019. Additional mine development to accommodate the extra plant capacity was initiated during the first quarter and agreements for the purchase of high grade ore from neighboring small mines to further augment ore feed to the expanded plant have also been signed.

On January 29, 2019, the Company provided an update to the Mineral Resource at Topia, with an effective date of July 31, 2018. Compared to the previous update which had an effective date of November 30, 2014, Measured and Indicated ("M&I") Mineral Resources increased by 28% to 14,770,000 silver equivalent ounces (“Ag eq oz”). Inferred Mineral Resources decreased by 3% to 10,720,000 Ag eq oz compared to the previous update as a result of the conversion of some Inferred Mineral Resources to M&I.

Change of Name to Great Panther Mining Limited

On March 5, 2019, concurrent with the Acquisition of Tucano, the Company changed its name to Great Panther Mining Limited. The Company's CUSIP remains unchanged and the common shares continue to trade on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

Appointment of new director

On May 7, 2019, the Company appointed Mr. Kevin Ross to its Board of Directors. Mr. Ross is a mining engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, in London, England and an MBA from Cranfield School of Management, and is a registered European Engineer. Mr. Ross is currently the Chief Operating Officer of Orca Gold Inc., where he is leading studies to develop a gold mine in Sudan.

CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold as even prior to the acquisition of Tucano, Great Panther’s Mexican silver mines operations produced a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and AISC cost metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The consolidated operating and financial results and related discussion throughout the document reflect Tucano operations for the period from March 5, 2019 to March 31, 2019 as the Acquisition was completed on March 5, 2019.

	Q1 2019	Q1 2018	% Change	Q4 2018	% Change
OPERATING RESULTS
Total material mined - Tucano (tonnes)[1]	1,568,682	—	N/A1	—	N/A1
Ore mined - Tucano (tonnes)[1]	103,860	—	N/A1	—	N/A1
Ore mined - Mexico (tonnes)	66,898	94,494	-29%	92,158	-27%
Tonnes milled - Tucano[1]	194,167	—	N/A1	—	N/A1
Tonnes milled - Mexico	69,654	96,869	-28%	89,270	-22%
Tonnes milled - Consolidated operations	263,821	96,869	N/A1	89,270	N/A1
Plant head grade (g/t) - Tucano	0.95	—	N/A1	—	N/A1
Gold ounces produced - Tucano	5,164	—	N/A1	—	N/A1
Gold ounces produced - Consolidated operations	8,293	5,831	42%	4,101	102%
Gold equivalent ounces (“Au eq oz”) produced[2]	14,860	13,928	7%	11,897	25%
Gold ounces sold	8,189	5,661	45%	4,262	92%
Au eq oz sold[2]	14,244	13,063	9%	11,807	21%
Cash cost per gold ounce sold[3]	$793	$440	80%	$777	2%
AISC per gold ounce sold, excluding corporate G&A expenditures [3]	$1,422	$723	97%	$992	43%
AISC per gold ounce sold[3]	$1,732	$1,024	69%	$1,385	25%

1 The data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

(in thousands, except per ounce, per share and exchange rate figures)	Q1 2019	Q1 2018	% Change	Q4 2018	% Change
FINANCIAL RESULTS
Revenue	$16,694	$17,019	-2%	$13,647	22%
Mine operating earnings before non-cash items[1]	$4,104	$5,225	-21%	$2,017	103%
Mine operating earnings	$1,585	$4,019	-61%	$1,206	31%
Net loss	$(9,146)	$(97)	N/A	$(3,559)	N/A
Adjusted EBITDA[4]	$(1,085)	$415	N/A	$(2,638)	N/A
Operating cash flow before changes in non-cash net working capital	$(3,504)	$118	N/A	$(3,776)	N/A
Cash and short-term deposits at end of period	$41,359	$60,884	-32%	$50,581	-18%
Net working capital at end of period	$497	$67,076	-99%	$61,851	-99%
Average realized gold price per oz2	$1,294	$1,363	-5%	$1,250	4%
Average realized silver price per oz5	$14.79	$16.36	-10%	$14.80	0%
Earnings (loss) per share - basic and diluted	$(0.06)	$(0.00)	N/A	$(0.02)	-200%
Brazilian real (“BRL”)/USD	$3.77	$3.25	16%	$3.81	-1%
Mexican peso (“MXN”)/USD	$19.21	$18.74	3%	$19.86	-3%

MINING OPERATIONS

Consolidated operations

	Q1 2019	Q1 2018	Change	% Change	Q4 2018	Change	% Change
Total material mined - Tucano (tonnes)[6]	1,568,682	—	N/A	N/A	—	N/A	N/A
Ore mined - Tucano (tonnes)[3]	103,860	—	N/A	N/A	—	N/A	N/A
Ore mined - Mexico (tonnes)	66,898	94,494	(27,596)	-29%	92,158	(25,260)	-27%
Tonnes milled - Tucano[3]	194,167	—	N/A	N/A	—	N/A	N/A
Tonnes milled - Consolidated operations	263,821	96,869	166,952	172%	89,270	174,551	196%
Consolidated Production
Gold (ounces)	8,293	5,831	2,462	42%	4,101	4,192	102%
Silver (ounces)	338,431	491,063	(152,632)	-31%	438,152	(99,721)	-23%
Lead (tonnes)	481	433	48	11%	474	7	1%
Zinc (tonnes)	662	533	129	24%	661	1	0%
Au eq oz	14,860	13,928	932	7%	11,897	2,963	25%
Consolidated Sales
Gold ounces sold	8,189	5,661	2,528	45%	4,262	3,927	92%
Au eq oz sold	14,244	13,063	1,181	9%	11,807	2,437	21%
Cost metrics
Cash cost per gold ounce sold[1]	$793	$440	$353	80%	$777	$16	2%
AISC per gold ounce sold, excluding corporate G&A expenditures[1]	$1,422	$723	$699	97%	$992	$430	43%
AISC per gold ounce sold[1]	$1,732	$1,024	$708	69%	$1,385	$347	25%

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Average realized gold and silver prices are prior to smelting and refining charges.

3 The data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

The consolidated operating results, cash cost and AISC for the quarter ended March 31, 2019 reflect the Tucano operations from the date of the completion of the Acquisition (March 5, 2019), and a comparison to those of prior periods is not meaningful. Readers are asked to refer to the discussion of operating and cost metrics for the individual mines in the following sections.

Consolidated AISC per payable Au ounce was higher than guidance of $1,030 - $1,130 per Au oz (excluding corporate G&A) for the following reasons (Refer to Outlook section for discussion of 2019 production and cost guidance):

•	Tucano’s results reflect a period of operation from March 5 to March 31, 2019 (from the date of the Acquisition) during which higher grade ore was stockpiled pending the completion of the oxygen plant which was completed as of the start of May, and secondarily, due to greater than planned mill maintenance requirements. Tucano was the source of most of the variance in the Q1 AISC to our guidance and is expected to improve over the course of the year;
•	GMC’s AISC per payable Ag oz was also higher than plan (and comparative periods which included production from the Guanajuato mine) as a result of variability in the mineral resource which impacted grades and resulted in the mining of narrower veins.
•	Adoption of the new accounting standard IFRS 16 - Leases

Further discussion of these factors can be found in the following sections. For the purposes of consolidated cash cost and AISC per Au payable ounces, GMC and Topia are incorporated on the basis of Au production and sales, and other metals produced are treated as by-products. See the non-GAAP measures section for detailed reconciliations and computation of these measures.

Tucano

Period from March 5, 2019 to March 31, 2019
Mining and Processing
Ore mined (tonnes)	103,860
Ore mined grade (g/t)	1.37
Marginal ore mined (tonnes)	13,160
Total waste mined (tonnes)	1,464,822
Total material mined (tonnes)	1,568,682
Tonnes milled	194,167
Plant head grade (g/t)	0.95
Plant gold recovery (%)	87.1%
Production
Gold ounces	5,164
Sales
Gold ounces	5,314
Cost metrics
Cost per tonne milled[1]	$19
Cash cost per gold ounce sold[1]	$710
AISC per gold ounce sold[1]	$1,393

The data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

Tucano produced 5,164 ounces of gold from March 5, 2019, the Acquisition date of Beadell, to the end of the first quarter of 2019 on the basis of processing 194,167 tonnes with an average grade of 0.95 g/t Au. This compares to the following:

February 2019 - 6,901 Au oz; 239,975 tonnes processed at average grade of 1.05 g/t Au

January 2019 - 10,216 Au oz; 273,525 tonnes processed at average grade of 1.29 g/t Au

As noted, processing for March was below plan due to unscheduled maintenance halts to replace liners in the SAG mill and limitations on processing higher grade sulfide material due to insufficient oxygen supply. On May 14, 2019, the Company announced the successful commissioning of the supplemental oxygen system to feed the CIL tanks. Since the commissioning, the plant has successfully processed material with an average feed grade of 1.70 g/t of gold, and achieved average gold recovery of 94%. Refer to the Company’s March 14, 2019 press release for additional details.

AISC per Au oz for Tucano was adversely affected by the low production and low grade of ore processed for the period from March 5 to March 31, 2019 which are the only results for Tucano being reported. For 2019, the Company expects Tucano AISC to be more reflective of the consolidated guidance presented in the Outlook section and noted above.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

Guanajuato Mine Complex

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at GMC, as silver continues to represent a significant portion of its production.

	Q1 2019	Q1 2018	Change	% Change	Q4 2018	Change	% Change
Tonnes mined	47,564	77,628	(30,064)	-39%	71,943	(24,379)	-34%
Tonnes milled	49,422	78,919	(29,497)	-37%	70,387	(20,965)	-30%
Production
Silver (ounces)	134,852	304,863	(170,011)	-56%	254,405	(119,553)	-47%
Gold (ounces)	2,749	5,586	(2,837)	-51%	3,833	(1,084)	-28%
Silver equivalent ounces (“Ag eq oz”) [1]	354,756	751,773	(397,017)	-53%	561,083	(206,327)	-37%
Sales
Gold ounces sold	2,589	5,484	(2,895)	-53%	4,062	(1,473)	-36%
Payable silver ounces	130,829	310,948	(180,119)	-58%	273,503	(142,674)	-52%
Ag eq oz sold[1]	337,889	749,685	(411,796)	-55%	598,434	(260,545)	-44%
Average ore grades
Silver (g/t)	102	135	(33)	-24%	129	(27)	-21%
Gold (g/t)	2.07	2.50	(0.43)	-17%	2.01	0.06	3%
Metal recoveries
Silver	83.3%	88.8%	-5.5%	-6%	87.2%	-3.9%	-4%
Gold	83.7%	88.0%	-4.3%	-5%	84.4%	-0.7%	-1%
Cost metrics
Cost per tonne milled[2]	$96	$103	$(7)	-7%	$99	$(3)	-3%
Cash cost per payable silver ounce[2]	$12.83	$4.28	$8.55	200%	$12.25	$0.58	5%
AISC per payable silver ounce[2]	$19.93	$9.01	$10.92	121%	$14.53	$5.40	37%

Metal Production

Metal production decreased mainly due to lower throughput as ore was only sourced from San Ignacio (as a result of the aforementioned restructuring at the Guanajuato Mine). In addition, average silver and gold grades were approximately 24% and 17% below those of the first quarter of 2018, respectively, due to the variability in the mineral resource. Recoveries were also lower than plan and were a function of the lower ore grades as well as a result of the change to processing solely San Ignacio ore (as compared to a blend with Guanajuato ore prior to the restructuring) which required metallurgical adjustments at the Cata processing plant.

Cost per tonne milled

Cost per tonne milled decreased primarily due to lower MXN denominated production costs as a result of the aforementioned restructuring efforts, however these were mostly offset by the decrease in mill throughput (net $4 per tonne effect). The cost per tonne milled also decreased as a result of a weakening of the MXN to the USD ($3 per tonne effect).

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

Cash cost per payable silver ounce

Although cost per tonne decreased, lower grades, lower recoveries and higher waste to ore ratios as a result of variability of resource translated to lower payable silver ounces and lower gold by-product credits which increased MXN production costs per payable silver ounce (net $9.63 per oz effect). These factors were offset by lower smelting and refining charges ($0.71 per oz effect), and a weakening of the MXN to the USD ($0.37 per oz effect).

All-in sustaining cost per payable silver ounce

All-in sustaining cost increased primarily due to the increase in cash cost ($8.55 per oz effect) as described above, and the Guanajuato Mine care and maintenance costs that commenced this quarter ($1.13 per oz effect). The lower number of payable silver ounces also increased AISC on a per ounce basis ($6.50 per oz effect). These factors were partly offset by lower sustaining EE&D expenses ($3.90 per oz effect) and lower capital expenditures ($1.37 per oz effect).

Development

Metres of development	Three months ended March 31
	2019	2018
Guanajuato Mine	—	2,243
San Ignacio Mine	2,050	1,660
Total	2,050	3,903

The decrease in mine development at GMC for the three months ended March 31, 2019 compared to the same period in 2018 was due to the temporary suspension of the Guanajuato Mine for 2019 to undertake a focussed exploration program. Mine and exploration development increased at San Ignacio as a result of the variability in the mineral resource which required more development to access mineralization.

Metres of exploration drilling	Three months ended March 31
	2019	2018
Guanajuato Mine	—	1,307
San Ignacio Mine	1,008	3,655
Total	1,008	4,962

For the quarter ended March 31, 2019, the number of metres of exploration drilling decreased compared to the same period in 2018 mainly due to a delay in the commencement of the focused exploration program for the Guanajuato Mine. The delay was mainly caused by the inability of a drilling contractor to mobilize as planned. A new contractor has been engaged and drilling has commenced.

Development and drilling costs for GMC are expensed.

Permitting

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required the Company to make formal applications for permits associated with the occupation and construction of the TSF at GMC. The Company filed the required applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and expects to provide a response within the required timeline.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

A recent geotechnical review and investigation performed by Wood Engineering, a qualified consulting firm, determined that the current and projected embankments of the TSF meet recommended factors of safety. The Company also retains Wood Engineering for annual review and inspection of the stability of the TSF and compliance with safety standards.

Additional water use and discharge permits

The Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted.

CONAGUA has not required any additional permits to date, and the Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at GMC until at least 2021. Based on its meetings and other communication with the authorities, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at GMC. In either case, the Company’s results of operations could be adversely affected.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

Topia Mine

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition of Tucano, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent the primary metal produced by value.

	Q1 2019	Q1 2018	Change	% Change	Q4 2018	Change	% Change
Tonnes mined	19,334	16,866	2,468	15%	20,214	(880)	-4%
Tonnes milled	20,232	17,950	2,282	13%	18,883	1,349	7%
Production
Silver (ounces)	203,579	186,201	17,378	9%	183,747	19,832	11%
Gold (ounces)	380	244	136	56%	267	113	42%
Lead (tonnes)	481	433	48	11%	474	7	1%
Zinc (tonnes)	662	533	129	24%	661	1	0%
Silver equivalent ounces [1]	420,926	362,497	58,429	16%	390,701	30,225	8%
Sales
Payable silver ounces	172,247	165,377	6,870	4%	181,643	(9,396)	-5%
Gold ounces sold	286	177	109	62%	200	86	43%
Ag eq oz sold[1]	344,209	295,391	48,818	17%	346,129	(1,920)	-1%
Average ore grades
Silver (g/t)	336	348	(12)	-3%	326	10	3%
Gold (g/t)	1.09	0.74	0.35	47%	0.83	0.26	31%
Lead (%)	2.58	2.56	0.02	1%	2.69	(0.11)	-4%
Zinc (%)	3.58	3.19	0.39	12%	3.68	(0.10)	-3%
Metal recoveries
Silver	93.3%	92.7%	0.6%	1%	92.9%	0.4%	0%
Gold	53.4%	57.1%	-3.7%	-6%	53.4%	0%	0%
Lead	92.3%	94.3%	-2.0%	-2%	93.3%	-1.0%	-1%
Zinc	94.6%	92.9%	1.7%	2%	95.0%	-0.4%	0%
Cost metrics
Cost per tonne milled[2]	$206	$196	$10	5%	$179	$27	15%
Cash cost per payable silver ounce[2]	$10.50	$7.48	$3.02	40%	$7.54	$2.96	39%
AISC per payable silver ounce[2]	$13.94	$8.27	$5.67	69%	$9.13	$4.81	53%

Tonnes milled

Mill throughput increased mainly due to the additional mill feed from increased mining rates and adding new mining areas, as well as higher mill availability.

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

Metal Production

Metal production increased mainly due to higher throughput, improvement in average gold and zinc grades and in silver and zinc recoveries. These factors were partly offset by lower silver grades, and lower gold and lead recoveries.

Cost per tonne milled

Cost per tonne milled increased primarily due to higher MXN production costs partially offset by higher mill throughput (net $15 per tonne effect) partly offset by the weakening of the MXN to the USD ($5 per tonne effect).

Cash cost per payable silver ounce

Cash cost increased primarily due to higher MXN production costs ($3.91 per oz effect), and higher smelting and refining charges ($1.93 per oz effect). These factors were partly offset by higher by-product credits ($1.94 per oz effect), higher payable silver ounces ($0.30 per oz effect), and a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.58 per oz.

All-in sustaining cost per payable silver ounce

All-in sustaining cost increased primarily due to the increase in cash cost ($3.02 per oz effect) as described above, higher capital expenditures ($2.38 per oz effect), higher sustaining EE&D expenses ($0.20 per oz effect), and lease liability payments ($0.10 per oz effect). These factors were partly offset by higher payable silver ounces ($0.03 per oz effect).

Development

Metres of development	Three months ended March 31
	2019	2018
Total metres of development	1,837	1,029

The increase in metres of development in the first quarter of 2019 compared to the same period in 2018 was mainly driven by the Company’s plans to increase current mining rates to achieve a higher production level later in 2019 by increasing Topia’s processing capacity by approximately 25%.

The majority of the development was carried out at the Argentina, 15-22, Hormiguera and Durangueno mines.

No exploration drilling has been undertaken in the first quarter of 2019 and the comparative period in 2018 as Topia’s current remaining life of mine has not necessitated drilling.

Permitting

Tailings storage

Phase I of the TSF was closed and contoured during 2018.  Based upon recommendations from, and under the supervision of, the Tierra Group, an independent third party, an additional three instrumentation stations in the footprint of the TSF were put in place in the first quarter of 2019 for the purposes of continuous monitoring.

Tierra Group has completed annual reviews of Phase I and Phase II of the TSF, and the Company intends to continue annual reviews by a qualified independent consulting firm

The Company received all permits for the construction and operation of Phase II of the TSF in December 2017 from SEMARNAT.  Phase II is not a conventional tailings dam, but a dry stack operation using filter cake.  The deposition includes stacking and compaction of the filter cake in sequential batches.  Detailed design and engineering of the under drainage of the lower bench of Phase II has been completed and in place in the subgrade of Phase II of the TSF. The Company is utilizing the upper bench of Phase II for the deposition of dry stack tailings and expects to continue to do so throughout 2019.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA") and by the Company of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

ADVANCED PROJECTS

Coricancha

The Company announced an updated Mineral Resource Estimate for Coricancha in December 2017. In May 2018, the Company released the results of a PEA which confirmed the potential for three million Ag eq oz of annual production and has been advancing the project through the BSP, which commenced in July 2018.

As noted in the Significant Events section, in late February 2019, upon initiation of movement of mineralized material from the mine down to the plant, issues in the design and current condition of the existing main 400 metre ore pass were discovered. It was determined that these issues would impact dilution and, consequently, an alternate plan was developed to truck approximately 3,000 tonnes of the mined BSP material to the plant via a surface road.

The Company is planning to run the approximate 3,000 tonnes through the concentrator by the end of the current month to assess the operating parameters, such as recoveries, dilution and operating costs, and be in a position to make a restart decision in June 2019. Subsequent development and capital investments, inclusive of the development of a new ore pass, necessary to restart Coricancha would take place within a year of a formal decision. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on the Company’s website, SEDAR and EDGAR.

Legacy tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company is also seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Revenue	$16,694	$13,647	$11,691	$17,077	$17,019	$17,384	$18,260	$15,731
Production costs	12,590	11,630	11,024	12,967	11,794	12,422	12,092	10,313
Mine operating earnings before non-cash items[1]	4,104	2,017	667	4,110	5,225	4,962	6,168	5,418
Amortization and share-based compensation	2,519	811	610	1,207	1,206	1,207	1,362	953
Mine operating earnings	1,585	1,206	57	2,903	4,019	3,755	4,806	4,465
EE&D	2,759	3,768	3,341	2,617	3,326	2,568	2,652	2,348
Finance and other income (expense)	(2,457)	757	1,112	(912)	889	(459)	50	827
Net income (loss) for the period	(9,146)	(3,559)	(3,642)	(2,765)	(97)	(1,918)	(666)	833
Basic and diluted earnings (loss) per share	(0.05)	(0.02)	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)	0.00
Adjusted EBITDA[1]	(1,085)	(2,638)	(2,968)	137	415	904	1,482	1,489

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Tonnes milled[2]	263,821	89,270	92,920	95,169	96,869	98,396	94,080	98,576
Production
Gold (ounces)	8,293	4,101	4,737	5,492	5,831	5,931	5,848	5,543
Silver (ounces)	338,431	438,152	448,840	479,809	491,063	514,218	532,803	569,229
Lead (tonnes)	481	474	572	480	433	441	442	405
Zinc (tonnes)	662	661	639	528	533	551	562	638
Au eq oz	14,860	11,897	12,789	13,522	13,928	13,322	13,506	13,779
Sales
Gold ounces sold	8,189	4,262	3,623	6,013	5,661	5,783	5,938	5,318
Au eq oz sold	14,244	11,807	10,592	13,634	13,063	12,975	13,531	12,401
Cost metrics
Cash cost per gold ounce sold[1]	$793	$777	$1,002	$591	$440	$434	$278	$235
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,422	$992	$1,367	$860	$723	$754	$558	$746
AISC per gold ounce sold[1]	$1,732	$1,385	$1,773	$1,165	$1,024	$1,044	$805	$1,090

The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal sold, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. In Brazil, the Tucano operation is affected by seasonal weather. During the wet season (normally from February until July), production rates are lower than the dry season (normally August until January). Prior to the Acquisition of Tucano, the trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

Metal production for the last seven quarters has consistently been in approximately the 11,800 - 13,900 Au eq oz range until this current quarter when the metal production significantly increased due to the Tucano production for the period March 5, 2019 to March 31, 2019 in connection with the Acquisition. The increase in the current quarter was partly offset by a decrease in metal production from GMC as a result of the planned temporary mining suspension from the Guanajuato Mine at the start of 2019 due to the aforementioned restructuring efforts.

Trends in net income over the last eight quarters

The trends in production costs are due primarily to the costs of mining operations. Mining costs in Mexico have increased in more recent quarters as a result of higher variability in mineral resources at GMC, and personnel restructuring costs incurred in the fourth quarter of 2018 and the first quarter of 2019. Further, there were rate increases in both 2017 and 2018 for mining contractors in Mexico. Plant costs at Topia increased slightly due to the operation of the new dry tails filter press. On-site administrative costs were fairly steady, with additional costs incurred for safety, laboratory and planning in the first quarter of 2019. Production costs for the first quarter of 2019 also significantly increased due to the Acquisition of Tucano.

Mine operating earnings are a function of revenue, production costs, depreciation at the operating mines, and share based compensation of operations personnel.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for the purchase of foreign currencies. To the end of the first quarter of 2019, these have been primarily for MXN, and recently the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market every reporting period. The first quarter of 2019 (excluding the impact of the newly acquired Tucano), the first, third and fourth quarters of 2018 and the second and third quarters of 2017 reflected foreign exchange gains, while the second quarter of 2018 and the fourth quarter of 2017 reflected foreign exchange losses, mainly due to these forward contracts. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures have been primarily incurred in relation to the Coricancha care and maintenance and project expenditures after its acquisition in June 2017. Additional costs in 2018 were incurred when the Company completed the Coricancha PEA and commenced the BSP. The Company also expenses exploration and drilling costs at its operating mines.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017 and the inclusion of G&A expenditures of the parent company of Tucano from the period of the Acquisition in March 2019. The Company is actively working on a rationalization program to wind down the head office of the acquired company and reduce associated G&A expenditures.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

RESULTS OF OPERATIONS

Three months ended March 31, 2019

Revenue

		Q1 2019			Q1 2018			% Change
	Tucano	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Gold (ounces)	5,314	2,589	286	8,189	5,484	177	5,661	45%
Silver (ounces)	—	130,829	172,247	303,076	310,948	165,377	476,325	-36%
Lead (tonnes)	—	—	393	393	—	385	385	2%
Zinc (tonnes)	—	—	521	521	—	343	343	52%
Au eq oz sold	5,314	4,224	4,706	14,244	9,371	3,692	13,063	9%
Revenue (000’s)
Gold revenue	$6,880	$3,380	$338	$10,598	$7,482	$237	$7,719	37%
Silver revenue	—	2,018	2,465	4,483	5,099	2,696	7,795	-42%
Lead revenue	—	—	785	785	—	946	946	-17%
Zinc revenue	—	—	1,548	1,548	—	1,154	1,154	34%
Smelting and refining charges	(14)	(241)	(465)	(720)	(462)	(133)	(595)	21%
Total revenue	$6,866	$5,157	$4,671	$16,694	$12,119	$4,900	$17,019	-2%
Average realized metal prices and FX rates
Gold (per ounce)				$1,294			$1,363	-5%
Silver (per ounce)				$14.79			$16.36	-10%
Lead (per pound)				$0.91			$1.11	-18%
Zinc (per pound)				$1.35			$1.53	-12%
USD/CAD				1.330			1.266	5%
USD/BRL				3.766			3.246	16%
USD/MXN				19.208			18.745	2%

Revenue generated in the first quarter was $16.7 million, representing a decrease of $0.3 million or 2% compared to the first quarter of 2018. This was primarily attributable to the decline in metal prices ($1.4 million effect) and higher smelting and refining charges which are netted against revenue ($0.1 million effect). These factors were partly offset by an increase in metal sales volumes ($1.2 million effect) due to sales from the newly acquired Tucano of 5,314 gold ounces.

Compared to the fourth quarter of 2018, revenue increased by $3.0 million or 22%, primarily due to higher sales volumes from the addition of Tucano ($2.8 million effect) and higher realized gold prices ($0.4 million effect). These factors were partly offset by higher smelting and refining charges which are netted against revenue ($0.2 million effect).

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

(000’s)	Q1 2019	Q1 2018	Change	% Change	Q4 2018	Change	% Change
Revenue	$16,694	$17,019	$(325)	-2%	$13,647	$3,047	22%
Production costs	12,590	11,794	796	7%	11,630	960	8%
Mine operating earnings before non-cash items[1]	$4,104	$5,225	$(1,121)	-21%	$2,017	$2,087	103%
Amortization and depletion	2,450	1,130	1,320	117%	803	1,647	205%
Share-based compensation	69	76	(7)	-9%	8	61	763%
Mine operating earnings	1,585	4,019	(2,434)	-61%	1,206	379	31%
Mine operating earnings before non-cash items (% of revenue)	25%	31%			15%
Mine operating earnings (% of revenue)	9%	24%			9%
G&A expenses	$2,505	$1,655	$850	51%	$1,653	$852	52%
EE&D expenses	2,759	3,326	(567)	-17%	3,136	(377)	-12%
Business acquisition costs	2,620	—	2,620	100%	633	1,987	314%
Care and maintenance costs	148	—	148	100%	—	148	100%
Finance and other income (expense)	(2,457)	889	(3,346)	-376%	757	(3,214)	-425%
Tax expense (recovery)	242	24	218	908%	100	142	142%
Net loss	$(9,146)	$(97)	$(9,049)	N/A	$(3,559)	$(5,587)	157%
Adjusted EBITDA[1]	$(1,085)	$415	$(1,500)	-361%	$(2,638)	$1,553	-59%

Production Costs

Production costs for the first quarter of 2019 increased by $0.8 million compared to the first quarter of 2018. The increase was due to the addition of the Tucano operations ($1.1 million effect). This was partly offset by the weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.3 million effect).

Compared to the fourth quarter of 2018, production costs increased $1.0 million or 8% primarily due to the addition of the Tucano operations ($2.4 million effect), and the strengthening of the MXN against the USD which had the impact of increasing production costs in USD terms ($0.5 million). These were partly offset by lower MXN denominated mining costs ($1.9 million effect).

Mine Operating Earnings

Mine operating earnings before non-cash items decreased by $1.1 million relative to the first quarter of 2018 as a function of the decrease in revenue and increase in costs discussed above.

Relative to the fourth quarter of 2018, mine operating earnings before non-cash items increased by $2.1 million due to the $3.0 million increase in revenue which was partly offset by the $1.0 million increase in production costs.

Amortization and depletion increased compared to the first quarter of 2018 primarily due to the addition of Tucano amortization and depletion of $1.6 million, and the decrease in the mine life of Topia for accounting purposes based on the increase in production rate anticipated in 2019 and future years. These were partly offset by the cessation of amortization of Guanajuato plant and equipment at the end of the first quarter of 2018 as it was fully amortized.

General and administrative expenses

G&A expenses for the first quarter of 2019 increased 51% compared to the same period in 2018, primarily due to the addition of Tucano G&A expenses of $0.6 million for the period subsequent to the March 5, 2019 acquisition date. This comprises the head office G&A of the acquired Australian parent company. Great Panther is actively working on a rationalization program to wind down the Australian head office and reduce associated G&A expenditures, which are expected to be substantially reduced by the third quarter of 2019. The second quarter of 2019 will reflect a full quarter of some ongoing costs of the Australian head office, along with some further restructuring costs that will reduce ongoing expenditures. Share-based compensation expense included in G&A also increased by $0.3 million.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

Compared to the fourth quarter of 2018, G&A expenses increased 52% mainly due to the addition of Tucano G&A expenses of $0.6 million. Share-based compensation also increased by $0.3 million.

Exploration, evaluation and development expenses

EE&D expenses for the first quarter of 2019 decreased $0.6 million or 17% compared to the same period in 2018. Drilling activities at Guanajuato commenced later than planned and development expenditures for the GMC were also lower because mine development was only undertaken at San Ignacio as production and development at the Guanajuato mine was suspended for the drilling program. In addition, most corporate development costs in the first quarter of 2019 were presented separately as business acquisition costs as these directly related to the Acquisition whereas EE&D for the comparative period included $0.5 million of costs to search for and evaluate acquisitions. These factors were partially offset by a $0.2 million increase in changes in reclamation estimates recorded in EE&D. It is also noted that EE&D for the first quarter of 2019 included $1.6 million of expenditures related to Coricancha as the Company is not capitalizing any project or other costs related to Coricancha, other than stockpiled mineralized material, until a decision is made to restart production.

EE&D expenses decreased by $0.4 million or 12% compared to the fourth quarter of 2018 mainly as a result of a higher proportion of Coricancha BSP project costs were capitalized as stockpile inventory in the first quarter of 2019. This was partially offset by a $0.2 million increase in changes in reclamation estimates recorded in EE&D, and a $0.2 million increase in exploration drilling at GMC.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. In the first quarter of 2019, the Company recorded $2.5 million of finance expense, compared to the first quarter of 2018 where the Company recorded $0.9 million of finance income. During the quarter ended March 31, 2019, the Company had foreign exchange loss of $1.7 million compared to foreign exchange gains of $0.7 million in the first quarter of 2018. The addition of Tucano in the first quarter of 2019 resulted in $2.3 million of foreign exchange losses that mainly arose from the translation of foreign currency denominated borrowings into the Company’s USD presentation currency. This was partly offset by $0.6 million in foreign exchange gains a result of the settlement of forward contracts to purchase MXN to fund operating expenditures in Mexico. The addition of Tucano also accounted for the $0.4 million increase in other expenses primarily due to the Imposto de Circulação de Mercadorias e Serviços (“ICMS”), which is Brazilian sales tax that has been determined to be unrecoverable and therefore expensed. In addition, there was a $0.4 million increase in finance costs related to interest expense associated with the debt assumed on the Acquisition.

The decrease in finance income from the fourth quarter of 2018 is primarily due to the aforementioned $1.7 million of foreign exchange losses in the first quarter of 2019 compared to $0.5 million foreign exchange gains in the fourth quarter of 2018. Additionally, finance costs increased by $0.5 million mainly as a result of interest expense noted above, and other expenses also increased by $0.4 million primarily due to the expensing of ICMS noted above.

Tax expense

Income tax expense increased by $0.2 million in the first quarter of 2019, compared to the same period in 2018, which was mainly due to higher Mexican deferred special mining duties and Mexican withholding tax liabilities.

Net income (loss)

The first quarter of 2019 reflected a net loss of $9.1 million compared to net loss of $0.1 million in the first quarter of 2018. The change was largely accounted for by $2.6 million in business acquisition costs for the Acquisition, a $3.3 million decrease in finance and other income, a $2.4 million decrease in mine operating earnings, a $0.8 million increase in G&A expenses (primarily in relation to the Acquisition), $0.2 million in care and maintenance expenses for the Guanajuato Mine, and a $0.2 million increase in income tax expense. These factors were partly offset by a $0.5 million decrease in EE&D expenses.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

Net loss increased from a net loss of $3.6 million for the fourth quarter of 2018 due to a $2.0 million increase in business acquisition costs, a $3.2 million decrease in finance and other income, a $0.9 million increase in G&A expenses, $0.2 million in care and maintenance expenses, and a $0.1 million increase in income tax expense. These factors were partly offset by a $0.4 million decrease in EE&D expenses, and a $0.4 million increase in mine operating earnings.

Adjusted EBITDA

Adjusted EBITDA was negative $1.1 million in the first quarter of 2019, compared to $0.4 million in the first quarter of 2018. The decrease reflects a $1.1 million decrease in mine operating earnings before non-cash items, a $0.5 million increase in G&A cash expenses, $0.2 million in care and maintenance costs, and a $0.3 million increase in other expenses. These factors were partly offset by a $0.6 million decrease in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions). Adjusted EBITDA also includes the above noted EE&D costs of Coricancha which the Company is not capitalizing.

Adjusted EBITDA increased by $1.6 million compared to the fourth quarter of 2018. The increase reflected a $2.1 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in EE&D expenses before non-cash items. These factors were partly offset by a $0.4 million increase in G&A cash expenses, $0.2 million in care and maintenance costs, and a $0.4 million increase in other expenses.

OUTLOOK

Great Panther’s focus for 2019 will be the integration and optimization of Tucano including identifying and implementing cost-saving and efficiency measures to improve profitability and reduce cash cost and AISC. Tucano’s production is expected to increase, and unit costs are expected to decrease with the recent commissioning of the supplemental oxygen and the coming dry season of lower strip and higher material movement. In addition, the Company is working on realizing cost synergies by rationalizing G&A costs of the Australian head office of the acquired company. The wind-down of the head office of the acquired company and reduction of associated G&A expenditures is expected to be substantially completed by the third quarter of 2019. The second quarter of 2019 will reflect a full quarter of some ongoing costs of the former head office of the acquired company, and some further restructuring costs that will reduce ongoing expenditures.

In addition, a key priority will be the advancement of an exploration program designed to develop near mine exploration targets at Tucano. Tucano’s operating team in Brazil remains in place and there has been strong integration with Great Panther’s head office through regularly scheduled meetings, regular communication, site visits and sharing of information and data. Great Panther is also working to develop a program aimed at capitalizing on Tucano’s significant longer-term exploration potential.

Great Panther will continue to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management of all of Great Panther’s operations and projects.  In this regard, in the first quarter of 2019, the Company added a senior technical and manager level finance positions, both of which were filled by Brazilian-Canadians who have professional qualifications and experience in the mining sector in Brazil.  The Company will also continue to assess its needs at the executive level.

As previously announced, the Company took steps in the second half of 2018 to realign operations at GMC to reduce costs and maximize mine operating-cash flow, with a reduction in production. At the start of 2019, the Company commenced a multi-mine optimization strategy under which all of the production for GMC during 2019 is being sourced from the San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at identifying higher margin mineral resources. While the overall improvement in cost structure at the GMC was achieved, variability in the resource resulted in lower grades, lower recoveries and higher waste to ore ratios, which translated into lower than planned production and higher than planned unit costs. Grades and recoveries have improved since late in the first quarter and the Company’s operations and geology teams are focussed on optimizing San Ignacio.

A project to increase Topia mining and processing capacity by 25% commenced in the first quarter of 2019 with design specifications and equipment purchases and is scheduled to be completed late in the third quarter or early in the fourth quarter.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

On January 29, 2019 prior to the Acquisition, Beadell issued 2019 production guidance of 145,000 to 155,000 gold ounces at an all-in sustaining cost of $1,000 to $1,100 per ounce. Great Panther issued 2019 guidance of 3,700,000 - 4,000,000 silver equivalent ounces on January 17, 2019 at an AISC (excluding corporate G&A) of $10.00 - $12.00 per silver payable ounce for its Mexican operations.

The Company has reviewed the Tucano guidance provided by the former Beadell management and is adjusting the AISC (excluding corporate G&A) guidance for Tucano to $1,100 to $1,200 per payable ounce to account for certain in-country G&A and sustaining capital expenditures that were not included in the previous estimate of AISC. In addition, the late commissioning of supplemental oxygen supply adversely affected Tucano AISC for March. The full year 2019 production guidance remains unchanged.

The following updated guidance reflects the integration of the Tucano guidance effective from the March 5, 2019 acquisition date and the above noted adjustments to AISC (excluding corporate G&A) expenditures:

Production and cash cost guidance	Q1 2019 Actual	Updated FY 2019 Guidance to include Tucano	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	125,000 - 135,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	46,500 - 50,000	52,137
Total gold equivalent ounces[1]	14,860	171,500 - 185,000	52,137
Cash cost per gold ounce sold[2]	$793	$ 820 - $ 890	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,422	$ 1,030 - $ 1,130	$943

Tucano’s production profile is significantly weighted to the second half of the year due to the dry season which enables higher rates of mining productivity and lower strip ratios in the open pits. The quarterly production profile of the fiscal year guidance is expected to be as follows:

Tucano production guidance	Q2 2019	Q3 2019	Q4 2019
Gold ounces	29,300 - 31,700	35,600 - 38,600	55,000 - 59,600

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates. Subsequent to the first quarter the Company entered into notional BRL forward contracts for the purchase of $60 million over a period of the following six months at an average exchange rate of 3.99 per USD.

The following provides the Company’s revised guidance for sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

Capex and EE&D expense guidance	Q1 2019 Actual	Updated FY 2019 Guidance to include Tucano	Updated FY 2019 Guidance to include Tucano per gold ounce sold
Sustaining capital expenditures	$ 3.7 million	$ 13.0 - $ 14.0 million	$ 70 - $ 82
Capitalized stripping costs - Tucano	$ 2.9 million	$ 17.0 - $ 18.6 million	$ 92 - $ 108
Sustaining EE&D	$ 0.8 million	$ 6.2 - $ 6.7 million	$ 34 - $ 39
Non-sustaining capital expenditures	$ 0.3 million	$ 3.3 - $ 3.6 million	$ 18 - $ 21
Non-sustaining EE&D (Coricancha and Tucano near mine exploration)	$ 1.6 million	$ 15.3 - $ 16.7 million	$ 83 - $ 97

In Peru, the Company will also continue to advance the development of the Coricancha Mine with the objective of setting a platform for production growth by 2020. While still in the evaluation stage, based upon historic production records, Coricancha has the potential to add three million Ag eq oz of annual production.

The BSP at Coricancha continues to advance. The mining phase of the BSP has been completed and processing of the mined material has commenced and is expected to be completed in June. Due to the issues encountered with the existing main ore pass, the final results of the BSP were delayed as the Company was required to adopt an alternate plan of trucking the BSP mined material. Once the BSP mineralized material has been processed and concentrates analyzed, the Company expects to be in a position to make a restart decision in late June 2019. If a decision is made to restart the mine, the Company will assess capital resources at that time. The Company’s intention is to prioritize the aforementioned investments in Tucano exploration, the exploration program at Guanajuato, and the Topia plant expansion and it is more likely that the project to restart Coricancha will be initiated in early 2020 if a positive decision is made.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	March 31, 2019	December 31, 2018	Change
Cash and cash equivalents	$34,609	$24,524	$10,085
Short-term deposits	$6,750	$26,057	$(19,307)
Net working capital	$497	$61,851	$(61,354)

Cash and short-term deposits decreased by $9.2 million in the first three months of 2019 primarily due to $8.9 million of cash used in operating activities mainly at Tucano, $4.1 million in additions to plant and equipment, $0.9 million in additional environmental bond for Coricancha, and $0.5 million in payments of lease liabilities. These were partly offset by $2.7 million of partial repayment on the loan advanced to Beadell prior to the Acquisition, $1.4 million cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million net cash proceeds from borrowings.

Net working capital was $0.5 million as at March 31, 2019, a decrease of $61.4 million from the start of the year. The decrease was mainly due to the Tucano borrowings assumed in connection with the Acquisition of $55.4 million, negative $3.5 million in cash flows used in operating activities (before changes in non-cash working capital), $4.1 million additions to mineral property, plant and equipment, a $0.9 million additional cash restricted for Coricancha environmental bond, and a $0.3 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. These factors were partly offset by the addition of other Tucano net working capital of $1.9 million, a $0.5 million of stock option proceeds, and a $0.4 million of net cash proceeds from borrowings.

Operating activities

For the quarter ended March 31, 2019, cash flows used in operating activities amounted to $8.9 million, compared to $4.1 million cash provided by operating activities in the first quarter of 2018. The $13.0 million decrease was primarily due to an increase in non-cash net working capital of $9.4 million, $2.6 million in business acquisition costs, a decrease in mine operating earnings before non-cash items of $1.1 million, an increase in G&A cash expenses of $0.5 million, an increase in other expenses of $0.4 million, an increase in interest paid of $0.3 million, $0.2 million in Guanajuato Mine care and maintenance costs, and a decrease in net interest received of $0.1 million. These factors were partly offset by a decrease in EE&D cash expenses of $0.6 million, and a decrease in income taxes paid of $0.7 million, and an increase in net realized foreign exchange gains of $0.2 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended March 31, 2019, the Company’s cash inflows during the current quarter included $2.7 million of partial repayment on the loan advanced to Beadell prior to the Acquisition and the $1.4 million cash received upon the Acquisition, partly offset by cash outflows of $4.1 million for additions to plant and equipment and $0.9 million in relation to the environmental bond at Coricancha. The cash outflows during the first quarter of 2018 related to the additions to plant and equipment.

Financing activities

Cash flows provided by financing activities amounted to $0.4 million during the first quarter of 2019 and consists of proceeds received from the exercise of stock options of $0.5 million, and the net cash proceeds from borrowings of $0.4 million, offset by the payment of lease liabilities of $0.5 million. The cash inflows of $0.1 million during the first quarter of 2018 related to proceeds received from the exercise of stock options.

Trends in liquidity and capital resources

The Company anticipates that along with its cash flows generated from mining activities, and its current cash and other net working capital, it may require additional sources of capital in the next twelve months to fund capital investments and projects (including near mine exploration at Tucano and development plans for Coricancha). In April 2019, the Company settled convertible debentures assumed in the Acquisition in the amount of $10.5 million pursuant to a change control right on the part of the convertible debenture holders. Also as a result of the Acquisition, the Company has subsequently made repayments in the amount of $7.8 million in connection with an amended credit agreement with MACA Limited, a former contractor of Beadell. Although the Company had sufficient capital to settle the convertible debentures and the repayments to MACA, and currently projects positive operating cash flows, the Company expects that it will require further financing in the next 12 months under its current business plan in an amount equal to the convertible debenture and MACA loan repayments made since the Acquisition plus some of its existing scheduled debt repayments over this period. The Company has the opportunity to defer certain discretionary spending in order to reduce the amount of further financing anticipated under the current plan. The Company is actively pursuing funding alternatives, including external debt and equity issuances, which it considers probable in terms of completion based on the asset base and financial position of the Company.

Of the $55.4 million of current borrowings at March 31, 2019, $18.2 million was repaid at the date of this MD&A and there are approximately $37.2 million of repayments due in the remainder of the year.

The Company has previously stated its objective to grow by acquisition, which has now been met with the Acquisition of Tucano. In the near term, the Company will be focused on the integration of Tucano and its plans for Coricancha and does not plan to pursue any further acquisitions at this time.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company does not enter into any long-term hedging arrangements in respect of its metal production.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$30	$25	$5	$—	$—
Drilling services	605	605	—	—	—
Equipment purchases	523	523	—	—	—
Reclamation and remediation (undiscounted)	45,225	4,741	6,097	8,980	25,407
Total	$46,383	$5,894	$6,102	$8,980	$25,407

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at March 31, 2019, the Company’s unaudited condensed interim consolidated financial statements reflected a reimbursement right in the amount of $9.3 million due from the Vendor in respect of these reclamation and remediation obligations. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at March 31, 2019, the Company had recorded a reimbursement right in the amount of $1.9 million recoverable from the Vendor in respect of certain fines and sanctions, and legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2018 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments made by management during the three month period ended March 31, 2019 are those associated with the new significant judgements related to lessee accounting under IFRS 16 - Leases, purchase price accounting in arriving at estimated acquisition-date fair values for the net assets acquired and liabilities assumed on the Acquisition, determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation matters assumed upon the Acquisition, and the determination that the functional currency of Beadell Brazsil Ltda is the Brazilian real (“BRL”) and Beadell Resources Limited Australia is the Australian dollar (“A$”).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new accounting standard effective January 1, 2019: “IFRS 16 - Leases”. See note 3 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 for the significant impacts from the adoption of this standard.

NEW ACCOUNTING STANDARDS

There are no new accounting standards applicable to the Company.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$34,609	Amortized cost	Credit, currency, interest rate
Short-term deposits	$6,750	Amortized cost	Credit, interest rate
Marketable securities	$2	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$3,510	Amortized cost	Credit, commodity price
Derivative assets	$467	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$2,162	Amortized cost	Credit, currency, interest rate
Trade and other payables	$25,683	Amortized cost	Currency, liquidity
Borrowings	$70,282	Amortized cost	Currency, liquidity, interest rate

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2018.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 278,604,190 common shares issued and outstanding. There were 7,684,264 options, 790,800 restricted share units, 130,600 performance-based restricted share units, and 413,400 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non- cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1 As at March 31, 2019.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q1 2019	Q1 2018
Loss for the period	$(9,146)	$(97)
Income tax expense	242	24
Interest income	(413)	(468)
Finance costs	808	297
Amortization of mineral properties, plant and equipment	2,543	1,156
EBITDA	$(5,966)	$912
Business acquisition costs	2,620	—
Foreign exchange loss (gain)	1,717	(698)
Share-based compensation	563	345
Changes in reclamation estimates recorded in EE&D	(19)	(144)
Adjusted EBITDA	$(1,085)	$415

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended March 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		GMC		Topia
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Production costs (sales basis)	$3,757	$—	$4,817	$8,352	$4,016	$3,442
Change in concentrate inventory	—	—	(23)	(114)	348	216
Selling costs	—	—	(63)	(89)	(201)	(134)
Production costs (production basis)	3,757	—	4,731	8,149	4,163	3,524
Tonnes milled, including custom milling	194,167	—	49,422	78,919	20,232	17,950
Cost per tonne milled	$19	$—	$96	$103	$206	$196

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is gold and silver production with the integration of Tucano on March 5, 2019, and its future development and current operations focus on maximizing returns from gold production at Tucano, and silver production at GMC and Topia, and other metal production associated with the silver production process. As gold is now the primary metal produced by value, reflecting the addition of Tucano, silver, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable gold ounce basis. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended March 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Production costs	$3,757	$—	$8,833	$11,794	$12,590	$11,794
Smelting and refining charges	14	—	706	595	720	595
Cash operating costs	3,771	—	9,539	12,389	$13,310	$12,389
Gross by-product revenue
Silver by-product revenue	—	—	(4,483)	(7,795)	(4,483)	(7,795)
Lead by-product revenue	—	—	(785)	(946)	(785)	(946)
Zinc by-product revenue	—	—	(1,548)	(1,154)	(1,548)	(1,154)
Cash operating costs, net of by-product revenue	$3,771	$—	$2,723	$2,494	$6,494	$2,494
Gold ounces sold	5,314	—	2,875	5,661	8,189	5,661
Cash cost per gold ounce sold	$710	$—	$947	$441	$793	$440

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold subsequent to integration of Tucano on March 5, 2019, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended March 31, 2019 and 2018:

(000’s, unless otherwise noted)	GMC		Topia
	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Production costs	$4,817	$8,352	$4,016	$3,442
Smelting and refining charges	241	462	465	133
Cash operating costs	5,058	8,814	4,481	3,575
Gross by-product revenue
Gold by-product revenue	(3,380)	(7,482)	(338)	(237)
Lead by-product revenue	—	—	(785)	(946)
Zinc by-product revenue	—	—	(1,549)	(1,154)
Cash operating costs, net of by-product revenue	$1,678	$1,332	$1,809	$1,238
Payable silver ounces sold	130,829	310,948	172,247	165,377
Cash cost per payable silver ounce	$12.83	$4.28	$10.50	$7.48

All-in sustaining cost (AISC) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 29

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended March 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Corporate		Consolidated
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Cash operating costs, net of by-product revenue[1]	$3,771	$—	$2,722	$2,495	$—	$—	$6,493	$2,495
G&A costs	—	—	—	—	1,896	1,383	1,896	1,383
Lease liability payments	380	—	10	—	59	—	449	—
Share-based compensation	—	—	—	—	563	345	563	345
Accretion	—	—	34	22	9	—	43	22
Sustaining EE&D costs	147	—	801	1,279	9	(25)	957	1,254
Stripping costs	2,903	—	—	—	—	—	2,903	—
Sustaining capital expenditures	200	—	528	297	—	—	728	297
Care and maintenance costs	—	—	148	—	—	—	148	—
All-in sustaining costs	$7,401	$—	$4,243	$4,093	$2,536	$1,703	$14,180	$5,796
Gold ounces sold	5,314	—	2,875	5,661	n/a	n/a	8,189	5,661
AISC per gold ounce sold	$1,393	$—	$1,476	$723	n/a	n/a	$1,732	$1,024

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold subsequent to integration of Tucano on March 5, 2019, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its Mexican operating mines, GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended March 31, 2019 and 2018:

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 30

(000’s, unless otherwise noted)	GMC		Topia
	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Cash operating costs, net of by-product revenue[1]	$1,678	$1,332	$1,809	$1,238
Lease liability payments	—	—	10	—
Accretion	16	13	18	9
Sustaining EE&D costs	722	1,233	79	46
Sustaining capital expenditures	43	223	485	74
Care and maintenance costs	148	—	—	—
All-in sustaining costs	$2,607	$2,801	$2,401	$1,367
Payable silver ounces sold	130,829	310,948	172,247	165,377
AISC per payable silver ounce	$19.93	$9.01	$13.94	$8.27

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 31

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended March 31, 2019 and 2018:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Cash operating costs, net of by-product revenue[1]	$3,771	$—	$2,722	$2,493	$6,493	$2,493
Lease liability payments	380	—	10	—	390	—
Accretion	—	—	34	22	34	22
Sustaining EE&D costs	147	—	801	1,279	948	1,279
Stripping costs	2,903	—	—	—	2,903	—
Sustaining capital expenditures	200	—	528	297	728	297
Care and maintenance costs	—	—	148	—	148	—
All-in sustaining costs	$7,401	$—	$4,243	$4,091	$11,644	$4,091
Gold ounces sold	5,314	—	2,875	5,661	8,189	5,661
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,393	$—	$1,476	$723	$1,422	$723

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

For accounting purposes, the Acquisition was completed on March 5, 2019. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company anticipates that it will exclude Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 32

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

Regarding Tucano:

•	Expectations regarding the exploration plans for Tucano;
•	Expectations regarding financial synergies that may be achieved after completion of the Acquisition;

Regarding GMC:

•	The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;
•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the TSF at GMC will be granted in due course and in favourable terms, with no suspension of GMC operations;
•	Expectations that additional economic resources are identified at GMC;

Regarding Topia:

•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations regarding increasing the processing capacity by 25% from Topia in the second half of 2019;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;
•	The expectation that any mitigation measures that may arise from the PROFEPA audit of Topia will extend through 2019 and beyond;

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the authorities, which may also resolve any related fines or penalties;
•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;
•	Expectations regarding the outcome of Coricancha’s Bulk Sample Program;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 33

•	Expectations that the Company is anticipating to be able to make a decision by the end of June 2019 regarding the restart of Coricancha;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations regarding the reclamation process at Coricancha;

Regarding general corporate matters:

•	Guidance provided in the Outlook section of this MD&A, such as silver production, cash cost, AISC, capital expenditures, and EE&D expenditures;
•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, the Company may require additional sources of capital in the next twelve months to fund capital investments and projects;
•	Expectations regarding access to additional capital to fund additional expansion or development plans; and
•	Expectations in respect of permitting and development activities.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead, zinc, and copper; expected Canadian dollar, BRL, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 34

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 35